COASTAL PACIFIC MINING CORPORATION
927 DRURY AVENUE, NE
CALGARY, ALBERTA
T2E OM3

May 16, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                      Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and Mining

RE:          Coastal Pacific Mining Corporation  (the “Company”)
Form 20-F for fiscal year ended April 30, 2011
Filed November 15, 2011
File No. – 000-53617

Dear Ms. Jenkins:

Further to your letter of April 30, 2012 and our telephone conversation today’s date in regard to the above noted Company filing, we are requesting that you allow us to provide the responses to this comment letter by May 30, 2012.

Management has not yet had time to review and respond to all of your comments in regard to this communication, but expects to have all of the requisite comments reviewed and responded to by that date.

We note the parties to contact should we have further questions in regard to any of the matters where we require clarification.

Thank you.

Yours truly,

/s/ Joseph Bucci
Joseph Bucci
President